April 27, 2011

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Columbus McKinnon Corporation (Registrant)
Crane Equipment & Service Inc. (Additional Registrant)
Yale Industrial Products, Inc. (Additional Registrant)
Registration Statement on Form S-4
File No. 333-173296

Ladies and Gentlemen:

Columbus McKinnon Corporation, a New York corporation, Crane Equipment & Service Inc., an Oklahoma corporation and Yale Industrial Products, Inc.,  a Delaware corporation (collectively, the Companies), hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 12:00 noon, Eastern Time on May 2, 2011, or as soon thereafter as practicable. The Companies hereby acknowledge their responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offerings of the securities specified in the above-referenced Registration Statement.

Each Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the Commission) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve such Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
such Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert J. Olivieri of Hodgson Russ LLP, counsel to the Companies, at (716) 848-1244 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page follows]

Sincerely, COLUMBUS McKINNON CORPORATION

By:	/s/ Karen L. Howard
Karen L. Howard
Vice President- Finance and Chief Financial Officer (Principal Financial Officer)

Sincerely, CRANE EQUIPMENT & SUPPLY INC.

By:	/s/ Karen L. Howard
Karen L. Howard
Vice President

Sincerely, YALE INDUSTRIAL PRODUCTS, INC.

By:	/s/ Karen L. Howard
Karen L. Howard
Vice President